Magnachip Semiconductor Corporation

c/o Magnachip Semiconductor, Ltd.

15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu

Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

VIA EDGAR

June 12, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:   Sarah Sidwell

Re:	Magnachip Semiconductor Corporation
Acceleration Request for Registration Statement on Form S-3
File No. 333-296756

Requested Date: June 16, 2026

Requested Time: 5:00 p.m., Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Magnachip Semiconductor Corporation (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 16, 2026 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

Once the Registration Statement is effective, we respectively request that you notify our counsel, Goodwin Procter LLP, by calling Stuart Ogg at (650) 752-3295.

Sincerely,

MAGNACHIP SEMICONDUCTOR CORPORATION

By:	/s/ Shinyoung Park
Name:	Shinyoung Park
Title:	Chief Financial Officer

cc:	Camillo Martino, Magnachip Semiconductor Corporation
W. Stuart Ogg, Goodwin Procter LLP